FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of October, 2003

                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F |X|                           Form 40-F |_|

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes |_|                                 No |X|

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes |_|                                 No |X|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes |_|                                 No |X|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-____________

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Annex 1. Press release, dated October 27, 2003, on Group Totta net income as at
September 30, 2003..


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO TOTTA & ACORES, S.A.

                                        By:/s/ Maria do Rosario Bettencourt
                                        ----------------------------------------
                                        Name: Maria do Rosario Bettencourt
                                        Title: Vice President

Date: October 29, 2003


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PRESS RELEASE                                                  October 27th 2003

For further information please contact:
Lisbon
Luis Bento dos Santos     351 21 321 15 27
Joao Veiga Anjos          351 21 370 44 78

                NET INCOME OF GROUP TOTTA IN PORTUGAL ROSE 10% TO
                    EUR 168 MILLION IN THIRD QUARTER OF 2003

Group Totta recorded net income of Eur 167.7 million at the end of the third quarter of 2003, an increase over the same period of 2002 of 10%. Business volume(*) (loans and customer funds) rose 5.1% to Eur 46,050 million. ROE reached 17.6% (19.6% in the third quarter of 2002) and the efficiency ratio was 43.2%, an improvement of 1.6 percentage points when compared to third quarter of 2002.

      |_| Net income amounted Eur 167.7 million at the end of September 2003, a 10% increase over September 2002; excluding the impact of the Euronext transaction in 2002, net income would have increased 18.2%.

      |_|   EPS increased 9.2%.

      |_| Net interest revenue reached Eur 463.2 million. Net operating revenue increased 1.3%, from September 2002 to September 2003, reaching Eur 700.7 million.

      |_| Net commissions rose 29.7% from September 2002 to September 2003, reaching Eur 179 million, mainly due to a 25.4% increase in mutual funds distributed.

      |_| Operating costs declined 2.4%, from Eur 310.3 million in September 2002 to Eur 302.8 million in September 2003. The efficiency ratio improved from 44.8% to 43.2%, for the same period.

      |_| Operating income reached Eur 356.4 million during the first nine months of 2003, against Eur 340.2 million in the like period in 2002.


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      |_|   Customer funds increased 7.2% to Eur 23,846 million, while customer loans(*) rose 4.1% to Eur 20,769 million, from the third quarter of 2002 to the third quarter of 2003. Business volume(*) rose 5.1%, reaching Eur 46,050 million.

      |_| The NPL ratio(*) (+ 90 days past due) went to 1.8% in September 2003 (2% in September 2002). The NPL Coverage (+ 90 days past due) reached 141.1% in September 2003 (130.3% in September 2002), in line with the usual prudential ratios of the Group.

      |_| Exame, Euromoney and The Banker magazines named Group Totta "The Best Bank in Portugal" in 2003.

(*)   includes Eur 1,080 million of securitized mortgage credit.

Lisbon, October 27th 2003 - Group Totta in Portugal, announced today that the net profit rose 10% to Eur 167.7 million during the first nine months of 2003 from the year earlier period.

Grupo Santander Central Hispano in Portugal comprises the activities of Banco Santander Portugal, Banco Santander Negocios Portugal, Banco Totta & Acores and Credito Predial Portugues.

According to Antonio Horta Osorio, the Chairman of Totta Group, "In an unfavourable macroeconomic environment, the Totta Group continues to focus on the sustained growth of its business and of the market share and on the improvement of its return, based on a very efficient cost structure and on a prudent risk management, with an adequate provisioning level and control of non-performing loans.

In this quarter, the positive behaviour of credit cards has to be enhanced, with an increase of more than 20% in the last months, following the launch of the Light card.

The satisfactory efficiency ratio and solvency levels achieved, of respectively 43.2% and 11.8%, make us fell optimistic on the opportunities arising from the progressive recovery of the Portuguese and international economies."

RESULTS

Net income of Group Totta reached Eur 167.7 million in September 2003, 10% higher than in September 2002, while the net income before taxes and minorities increased 6.4% to Eur 235.3 million (Eur 221.2 million in September 2002). The positive performance of these results contributed to a ROE of 17.6%.

Net operating income rose to Eur 700.7 million, an increase of 1.3%, reflecting both the growth in business volume(*) of about 5.1% (customer loans and customer funds were up 4.1% and 7.2%, respectively) and a strict management of the interest rate risk.

Following the strategy to focus on lower risk segments and the strategic bet on investment funds and off-balance-sheet items, net interest income stood at Eur
463.2 million, compared to Eur 478.3 million in September 2002. On the other hand, this focus contributed to the increase of about 29.7% in net commissions, from Eur 138 million in the third quarter of 2002 to Eur 179 million in September 2003.


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As a result, net Commissions and other income increased 25.2%. Following the performance of net interest income and net commissions and other income, operating income increased 1.3%.

Despite the continuous increase in the number of branches, operating expenses fell 2.4%, over the same period of 2002, as a result of a decrease of 1.8% in personnel expenses and a reduction in administrative expenses (of around 3.5%) following the rationalisation processes. This performance results from the adoption of new technologies and from the reduction in the average age of personnel.

The increase in operating income together with the decrease in costs led to the improvement of the efficiency ratio, over the same period of last year, to 43.2%, in line with the Group's target of an efficiency ratio lower than 45% by the end of 2003.

(*)   includes Eur 1,080 million of securitized mortgage credit.

BALANCE SHEET AND ACTIVITY

The strategy adopted in the first nine months focused on the growth of funds, based on cross selling, and on the increase and diversification of products ranging from mortgage loans and investment funds to insurance products and cards. For that purpose, and during this period, two campaigns were launched: the Campanha Poupanca Super Estrelas and, in the cards segment, the Totta Light card campaign. During the year, traditional products were launched, where the campaign Caderneta Aforro Premio Catalogo stands out, a product with innovative characteristics, with an interest rate component and the right to a premium when joining the campaign. In what concerns PPR/E (individual retirement and educational accounts), an aggressive campaign to obtain periodic subscriptions was launched. This strategy reinforced the Totta Group's image as a pioneering group with a range of products with high value-added to customers.

In the third quarter of 2003, net assets(*) amounted to Eur 28,921 million, an increase of 10.1% over the same period of 2002. Business volume(*) (customer loans, customer funds and investment funds) reached Eur 46,050 million, an increase of 5.1% over September 2002.

Customer loans(*) rose 4.1% from September 2002 to September 2003, reaching Eur 20,769 million.

Growth in the credit portfolio was mainly driven by mortgage lending. Although the third quarter was not the most important in terms of mortgage credit, several actions were carried out so that new agreements could be made with a selected client base and changes in the terms of some products were carried out in order to boost competition in this segment. During the first nine months of the year, the most important campaign was the Super Oferta Cheque and also the Troca de Casa campaign, both launched in the three Group networks. Both these campaigns contributed significantly to the increase in market share.

In the consumer credit segment, several initiatives were taken, based always on a strict criteria of risk assessment, the most important being the Pre-concedido Permanente, Credito Renovacao and the Credito Pessoal Especial Habitacao. In September, a new life insurance linked to consumer credit was launched and it includes death, disability and credit protection.

In the different institutions of the Totta Group, the credit activity continues to be supported by a strict risk control policy, backed by a rational selectivity of market segments and a careful analysis of the


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assets taken. As a result, and making up for the actual unfavourable economic framework, NPL ratio (over 90 days past due) decreased to 1.8% of the total loan portfolio(*) (2.0% in September 2002), while NPL coverage (+ than 90 days) is now 141.1% (130.3% in September 2002).

As a result of an aggressive policy to obtain funds, with the launch of traditional banking products, structured products (usually bonds), or investment funds, there was an increase of 7.2% in total customer funds that reached Eur 23,846 million. Customer deposits reached Eur 13,027 million, securities issued were up 58% to 4,946 million, while mutual funds (distributed) continued to increase significantly, reaching Eur 4,498 million at the end of the third quarter of 2003, against Eur 3,586 million in the same quarter of 2002 (+25.4%).

The strategy to obtain funds was supported by specific actions such as the launch of products targeted to emigrants in the Totta and Credito Predial Portugues networks (they represent 20% of total funds in those banks), the monthly launch of innovative structured products and capitalisation insurance and the maintenance of the PPR/E and PPA (individual equity account) campaigns, to promote products with tax benefits.


(*) includes Eur 1,080 million of securitized mortgage credit. In the last quarter, the Poupanca Super Estrelas campaign got underway, backed by a product with the same name composed of Obrigacoes de Caixa Poupanca Super Estrelas (cash bonds - a structured product), representing a minimum investment of 3/4 of the total invested amount, and of a DP Super Estrelas (1 year DP Tradicional - a time deposit with a rate of 5%) to make up the other 1/4.

In terms of structured and insurance products, the strategy to offer new capitalisation insurance, cash bonds and mixed products on a monthly basis was maintained. Amongst these, there are the Obrigacoes de Caixa Super Investimento 10, the DP Poupanca Super 5%, the Obrigacoes de Caixa Investimento Global 3.5, the Obrigacoes de Caixa Investimento Global 5 and the Unit-linked insurance, or capitalisation insurance (the launch of a one-month insurance).

In the segment of investment funds, a key item of the strategy to obtain funds, there was the boost given to the Fundo Multiobrigacoes as well as the establishment of a new money market fund, the Fundo Multi Curto Prazo and the sale of two new tranches of Fundo Imovest. In the last quarter, the campaign PPR/E - Fundos Poupanca Reforma / Educacao was launched.

During the first nine months of 2003, in the cards area, the strong bet was on the new Light card: an innovative credit card, with an interest payment 40% lower than the market average and the possibility of making payments during a period of 60 months and fixed instalments. It can be used in every shop even if they do not accept credit cards. To this great product corresponded also an innovative image offering the idea of lightness and transparency.

Within the Universidades project, in the last three months four new university cards started being produced and new institutions were contacted to sign new agreements.

INVESTMENT BANKING

At the end of the third quarter of 2003, Banco Santander de Negocios Portugal reached, in global terms, a net income of Eur 37.7 million. The efficiency ratio decreased 1.2 percentage points (21.8% in the third quarter of 2003 vs 23% in the third quarter of 2002). This improvement, compared to 2002, results from a positive behaviour of the business jointly with the compliance with strict budget


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and cost control policies. In the same period, the ROE reached 32.3%, 2.9 percentage points more than in the third quarter of 2002.

The Corporate Finance area organised a Public Offer of Shares for Modelo Continente, SGPS, SA, acted as consultant for Cofina, to sell a share in TVI, and for Sumolis, Sonae Industria, Amorim Imobiliaria and Impresa as advisor in several financial projects.

In the Structured Finance area, both the Portuguese Structured Lease and the US Cross Border Lease arrangements, implemented for Metro do Porto, S.A. (1st and 2nd tranches), and the "Qualified Technological Equipment" deal organised for Portugal Telecom were concluded. The contract for Metro do Porto was awarded the "Deal of the Year for innovation in asset-based finance" by the prestigious Asset Finance International Magazine of the Euromoney group.

During this period, several consulting projects for Mergers & Acquisitions and structured financing were added to the Corporate & Structured Finance transactions portfolio, to be concluded in the next few months.

In the Money Market, Fixed Income and Derivatives area, the sales to corporate customers continued to focus on government bonds and eurobonds, in the primary and secondary markets, with particular emphasis on bonds issued by the Santander Group, in the Iberian market and in the primary and secondary markets of Brazilian eurobonds. Structured products continued to be offered on a regular and tailor-made basis to the private segment, aiming at diversifying the investment opportunities available for this type of investors.

This area continued to sell financial risk management products with a significant increase in the sale of derivatives compared to last year. This increase reflects the growth in the number of active customers in this segment, not only in the private but also in the public sector. At the corporate business level, there was a significant increase in proposals submitted with the subsequent increase in the number of closed transactions. In global terms, the amount of derivative transactions in the first nine months of this year almost doubled compared to the amount for the whole year 2002.

Besides acting as consultant for companies in the area of interest rate risk management, a great emphasis was given to foreign exchange risk management, namely in what concerns Brazilian foreign exchange risk management, benefiting from the Group's presence and know-how in Latin America.

In the Corporate Custody area, there was an increase of about 13% in the number of transactions settled in September 2003, compared to the same period of 2002. The quality of the custody services provided by the Group continues to be internationally acknowledged, namely by some chief global custodians such as the Royal Bank of Canada Securities Services and the Nothern Trust.

In September 30, 2003, BSN Dealer ranked first in the cumulative ranking for the first nine months of the year, with a market share of 16.2%. Although there was a 12% fall in the number of transactions made this year, compared to the same period of last year, revenue exceeded Eur 2 million. In the last month BSN Dealer became the first national broker to be admitted as an effective member of the four spot markets of Euronext (Lisbon, Paris, Amsterdam and Brussels).

ASSET MANAGEMENT AND INSURANCE

During the first quarter of 2003, in what concerns Mutual Funds, the Group portfolios increased about Eur 217 million: Totta reported an increase of 6.3%, Credito Predial Portugues of 6.4% and Banco


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Santander Portugal of 3%. In September 30, 2003, the Group managed a portfolio amounting to approximately Eur 4.2 billion and, according to APFIN, at the end of this quarter, had a share of 19.1% (against 17.4% in the end of 2002). The Group's mutual funds remain top of the ranking, according to their return and in their respective categories. According to APFIN, in September 30, 2003, the performance of the last 24 months of the Poupanca Segura FPR/E Fund (ranked 3rd) stands out, as well as, since the beginning of 2003, the performances of the Funds Santander Accoes Portugal (ranked 1st); Santander PPA (ranked 2nd) and Multinvest (ranked 2nd).

Until September 2003, through the three Group networks, Totta, Credito Predial Portugues and Banco Santander Portugal, Totta Seguros sold life insurance with gross premiums written amounting to Eur 398.4 million, from which stand out the placement of a new series of insurance linked to investment funds and the increase of gross premiums written in life insurance. This result upholds the success of the sales strategy followed by Totta Seguros. According to the last data published by APS, regarding the month of May, Totta Seguros reached a market share of about 12.1%.

INSTITUTIONAL BACKGROUND

Grupo Santander (SAN.MC, STD.N) is the largest financial group in Spain and Latin America by profits, and is the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including a more than 15-year old alliance with The Royal Bank of Scotland, ownership of the third private largest banking group in Portugal and the leading independent Consumer Finance franchise in Germany and seven European countries.


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                            GROUP TOTTA IN PORTUGAL

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                                               Set '03    Set '02    %Change
Million Euros

Loans & Advances to Customers               (*) 20,769     19,943      +4.1%
Customer Funds                                  23,846     22,247      +7.2%
Mutual Funds (distributed)                       4,498      3,586     +25.4%

Net Interest Income                              463.2      478.3      -3.2%
Net Commissions and Other Income                 221.0      176.5     +25.2%
Operating Revenue                                700.7      691.9      +1.3%
Operating Costs                                  302.8      310.3      -2.4%
Total Operating Income                           356.4      340.2      -4.8%
Income Before taxes and M. I                     235.3      221.2      +6.4%
Net income                                       167.7      152.4     +10.0%

ROE                                               17.6%      19.6%     -2.0 p.p.
Earnings per Share                                2.11       1.94      +9.2%
Efficiency Ratio                                  43.2%      44.8%     -1.6 p.p
Past Due Loans (+90th days) / Total Loans(*)       1.8%       2.0%     -0.2 p.p.
Coverage Ratio +90th days                        141.1%     130.3%    +10.9 p.p.

Solvency ratio (BP)
   Tier I                                          8.4%       7.7%     +0.7 p.p.
   Total                                          11.8%      10.9%     +0.9 p.p.
Solvency ratio (BIS)                              12.4%      12.1%     -0.4 p.p.

Employees in Portugal                            6.446      6.930      -484
Branches in Portugal                               604        599        +5
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(*)   Includes Eur 1,080 million of securitized mortgage credit


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    BANCO TOTTA & AORES - Consolidated Balance Sheet as of 30 September 2003

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               ASSETS
            Million Euros                          Set '03    Set '02    %Change

Cash & Inter Bank Accounts                           4,266      2,979     +43.2%
Loans & Advances to Customers                   (*) 20,769     19,943      +4.1%
Investment Portfolio/Participation                   2,158      1,777     +21.4%
Fixed Assets and Other Assets                        1,728      1,568     +10.2%
TOTAL ASSETS                                        28,921     26,267     +10.1%
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(*)   Includes Eur 1.080 million of securitized mortgage credit

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        LIABILITIES AND EQUITY
            Million Euros                          Set '03    Set '02    %Change

Interbank Deposits                                   6,057      4,682     +29.4%
Customer Deposits/Securities issued                 17,973     17,804      -0.9%
Accrual & Deferrals and Other Liabilities       (**) 2,483      1,532     -62.1%
Subordinated Debt                                      671        724      -7.2%
Shareholders Equity + Minority Interest              1,736      1,526     +13.7%
TOTAL LIABILITIES AND EQUITY                        28,921     26,267     +10.1%
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(**)  Includes Eur 1,080 million of bonds issued under mortgage credit securitization

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Million Euros                                      Set '03    Set '02    %Change

Mutual Funds (distributed)                           4,498      3,586     +25.4%
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   BANCO TOTTA & AORES -Consolidated Income Statement as of 30 September 2003

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            Million Euros                          Set '03    Set '02    %Change

Net Interest Income                                  463.2      478.3      -3.2%
Earnings from Financial Operations                    16.5       37.0     -55.5%
Net Fees, Commissions & Other Net Income             221.0      176.5     +25.2%
Total operating Revenue                              700.7      691.9      +1.3%
  Administrative Expenses                           (302.8)    (310.3)     -2.4%
    Personnel Expenses                              (196.5)    (200.1)     -1.8%
    Other Administrative Expenses                   (106.3)    (110.2)     -3.5%
  Depreciation                                       (41.4)     (41.4)     +0.0%
Operating Cashflow                                   356.4      340.2      +4.8%
  Net Provisions + Extraordinary + Other Profits    (121.2)    (119.0)     +1.8%
Income Before taxes and Minority Interests           235.3      221.2      +6.4%
  Income Tax                                         (44.4)     (44.2)     +0.3%
  Minority Interests                                 (23.2)     (24.6)     -5.4%
Net Income                                           167.7      152.4     +10.0%
  Earnings per Share                                  2.11       1.94      +9.2%
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